

September 14, 2010

Jeffrey D. Thomas
President and Chief Executive Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, WA 99224

> **RE: Ambassadors Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 2, 2010**
> **Definitive Proxy Statement**
> **Filed April 13, 2010**
> **File No. 0-33347**

Dear Mr. Thomas:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s Paul Fischer for
Larry Spirgel
Assistant Director